UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	April 2008

PACIFIC ASIA CHINA ENERGY INC.
(Exact name of registrant as specified in its charter)

1620 Dickson Avenue #700, Kelowna, British Columbia, Canada V1Y 9Y2
(Address of principal executive offices)

1.  Press Release:  May 5, 2008; May 12, 2008; May 20, 2008

2.  Amended Acquisition Agreement

3.  Material Change Report with GREKA Acquisition Agreement Amendment,

    dated April 26, 2008

4.  Material Change Report with GREKA Acquisition Agreement Amendment,

    dated May 9, 2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.    Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.                     Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Asia China Energy Inc. -- SEC File No. 000-52200 (Registrant)

Date: May 20, 2008	/s/ Devinder Randhawa
Devinder Randhawa, Chairman/CEO/Director